Kimberly Karcewski Vargo	Goodwin Procter LLP
202.346.4304	Counselors at Law
KVargo@	901 New York Avenue NW
goodwinprocter.com	Washington, DC 20001
T: 202.346.4000
F: 202.346.4444

April 29, 2010

Mr. Craig Ruckman
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549-4720

Re:	Van Eck Worldwide Insurance Trust (the “Registrant”)
Registration Nos. 033-13019; 811-05083

Dear Mr. Ruckman:

     We are writing to respond to the comments that you provided to us by telephone on March 26, 2010 in connection with the registration statement filed February 10, 2010 by the above-referenced Registrant for certain of its series (each a “Fund” and collectively, the “Funds”). These comments are set forth below, each of which is followed by our response. Reference to an “Item” in a response is a reference to an Item of Form N-1A.

SUMMARY PROSPECTUS

      Comment 1:

      If applicable, provide the legend that will be used on the front of a Fund’s Summary Prospectus.

      Response 1:

      The Funds do not intend to use a Summary Prospectus.

PROXY MATERIALS

      Comment 2:

      To the extent that the Registrant uses proxy materials, confirm that such materials will be made available on the internet pursuant to Rule 14a-16 of the Securities Exchange Act of 1934.

      Response 2:

      If the Registrant uses proxy materials, it will make such materials available on the internet pursuant to Rule 14a-16 of the Securities Exchange Act of 1934.

PROSPECTUSES

Investment Objectives, Principal Investment Strategies, and Related Risks

      Comment 3:

     Include disclosure responsive to Item 9 separately for each Fund, including its investment objective, principal investment strategies, and related risks and revise each Fund’s Item 4 disclosure so that it is a summary of the Item 9 disclosure.

      Response 3:

      The Registrant will re-state each Fund’s investment objective in and move each Fund’s disclosure related to temporary defensive positions and shareholder notification of a change to a Fund’s Rule 35d-1 policy to the section of each Fund’s prospectus entitled “Investment objectives, strategies, policies, risks and other information” where other disclosures are included responsive to Item 9. In addition to these disclosures, we believe that the disclosures already included in this section are responsive to the requirements of Item 9.

Fund Summary Section – Fund Fees and Expenses

      Comment 4:

      For each Fund, clarify that the separate account charges referenced in the following lead-in paragraph to the “Fund Fees and Expenses” section are charges associated with insurance products: “The [shareholder fees] table does not include charges at the separate account level”.

      Response 4:

     We will replace the referenced sentence with the following sentence in the Registrant’s 485(b) filing: “The table does not include fees and expenses imposed under your variable annuity contract and/or variable life insurance policy.”

      Comment 5:

      For each Fund, it is permissible to eliminate the “Shareholder Fees” table and simply state that a Fund does not charge shareholder fees.

      Response 5:

      This change will be made in the Registrant’s 485(b) filing.

      Comment 6:

      For each Fund, to the extent that there are no fees waived or expenses reimbursed pursuant to a contractual fee waiver commitment because a Fund’s annual operating expenses are lower than the contractual capped operating expenses, eliminate from the “Annual Fund Operating Expenses” table the line items “Fees/Expenses Waived or Reimbursed” and “Net Annual Fund Operating Expenses” and move any footnotes related to the contractual fee waiver commitment to the section of the prospectus that includes the Item 10 disclosure.

      Response 6:

      This change will be made in the Registrant’s 485(b) filing.

      Comment 7:

      For each Fund, revise the sentence in the portfolio turnover disclosure that states “A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account” to remove the phrase “and may result in higher taxes when Fund shares are held in a taxable account”.

      Response 7:

      This change will be made in the Registrant’s 485(b) filing.

      Comment 8:

      For each Fund, state in the narrative of the “Portfolio Turnover” section that the portfolio turnover is based on the average value of its portfolio as required by Item 3.

      Response 8:

      This change will be made in the Registrant’s 485(b) filing.

Fund Summary Section – Performance

      Comment 9:

      For each Fund, revise the last sentence of the first paragraph in the “Performance” section to delete the parenthetical “(before and after taxes)”.

      Response 9:

      This change will be made in the Registrant’s 485(b) filing.

      Comment 10:

      For each Fund, delete the line item(s) “Before Taxes” in the “Average Annual Total Returns” table.

      Response 10:

      This change will be made in the Registrant’s 485(b) filing.

      Comment 11:

      For each Fund, in the “Average Annual Total Returns” table, clarify why the parenthetical “with sales charges” is included in the heading.

      Response 11:

      The parenthetical “with sales charges” will be deleted from the heading of the “Average Annual Total Returns” table in the Registrant’s 485(b) filing.

      Comment 12:

      For each Fund, include a statement explaining that updated performance information is available and where it can be obtained, as applicable.

      Response 12:

      This change will be made in the Registrant’s 485(b) filing.

      Comment 13:

      For each Fund, list the appropriate broad-based securities market index before any other index in the “Average Annual Total Returns” table. If the first listed index for each Fund is its broad-based securities market index confirm such in the Registrant’s response.

      Response 13:

     For each Fund, we have confirmed that the Fund’s appropriate broad-based securities market index as required by Item 4(b)(2)(iii) appears first, before any additional index, in the “Average Annual Total Returns” table.

      Comment 14:

      For each Fund, revise the “Annual Total Returns” bar chart so that it starts with returns for the first full calendar year after commencement of operations for the Fund’s class whose returns will be shown in the chart.

      Response 14:

      As discussed, the “Annual Total Returns” bar chart included in each Fund’s prospectus for purposes of the 485(a) filing was merely a placeholder. Each Fund will show returns only for the appropriate number of calendar years in the Registrant’s 485(b) filing.

      Comment 15:

      For each Fund, as applicable, delete the second sentence in the second lead-in paragraph to the “Performance” section which reads: “Annual returns for the other classes will differ to the extent the classes have different expenses.”

      Response 15:

      This change will be made in the Registrant’s 485(b) filing.

      Comment 16:

      For each Fund, revise the “Average Annual Total Returns” table to show 1-, 5-, and 10-calendar year periods (or for the Life of the Fund, if shorter) of returns, as appropriate.

      Response 16:

      As discussed, the format of the “Average Annual Total Returns” table included in each Fund’s prospectus for purposes of the 485(a) filing was merely a placeholder. Each Fund will show the appropriate period(s) of returns for the Fund in the Registrant’s 485(b) filing.

Financial Intermediary Compensation

      Comment 17:

      Provide disclosure responsive to Item 8, which requires, if applicable, a statement about payments to broker-dealers and other financial intermediaries.

      Response 17:

      We have added the following section after the section entitled Tax Information:

      Payments to Broker-Dealers and Other Financial Intermediaries

      If you purchase Fund shares through a broker-dealer or other financial intermediary (such as an insurance company), the Fund and/or its affiliates may pay intermediaries for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your financial professional to recommend the Fund over another investment. Ask your financial professional or visit your financial intermediary’s website for more information.

Principal Risks

      Comment 18:

      For each Fund, as applicable, confirm whether “Securities Lending” is a principal risk of the Fund. If it is a principal risk, include disclosure regarding securities lending in the Fund’s principal investment strategies. If it is not a principal risk, delete the risk from the “Principal Risks” section and discuss elsewhere, as appropriate.

      Response 18:

     We have confirmed that securities lending is not a principal risk for each Fund. Accordingly, we will delete “Securities Lending” as a principal risk for each Fund and move the disclosure to the section of each Fund’s prospectus entitled “Investment objectives, strategies, policies, risks and other information” in the Registrant’s 485(b) filing.

      Comment 19:

      For those Funds that invest in convertible debt securities, warrants and preferred stocks as part of their principal investment strategies, disclose the principal risks associated with such investments.

      Response 19:

     We have confirmed that the Van Eck VIP Emerging Markets Fund and Van Eck VIP Global Hard Assets Fund do not invest in convertible debt securities, warrants and preferred stocks as part of their principal investment strategies. Accordingly, we will move references to these instruments from the principal investment strategies for these Funds to the section of each Fund’s prospectus entitled “Investment objectives, strategies, policies, risks and other information” in the Registrant’s 485(b) filing.

     Investment in such instruments is part of the broader investment strategies of the Van Eck VIP Multi-Manager Alternatives Fund and therefore, we will add the following principal risks for the Van Eck VIP Multi-Manager Alternatives Fund in the Registrant’s 485(b) filing: “Convertible Securities” risk and “Preferred Stock” risk . We respectfully decline to add a principal risk specific to “warrants” as the risks related to warrants are captured in the “Derivatives” risk.

      Comment 20:

     For Funds that have “Derivatives” as a principal risk, revise the risk to disclose the liquidity risk associated with investments in derivatives.

      Response 20:

      This change will be made in the Registrant’s 485(b) filing.

      Comment 21:

      For the Funds that have “Debt Securities” as a principal risk, revise the risk to disclose pre-payment risk associated with investments in mortgage- and asset-backed securities.

      Response 21:

     For the Van Eck VIP Multi-Manager Alternatives Fund, we will add a “Mortgage-and Asset-Backed Securities” principal risk in the Registrant’s 485(b) filing.

Fund-Specific Comments for Van Eck VIP Emerging Markets Fund

      Comment 22:

      Because the Van Eck VIP Emerging Markets Fund invests in commodities-linked derivatives as part of its principal investment strategies, the Fund should disclose the principal risks associated with such investments.

      Response 22:

      We confirmed that the Fund does not invest in commodities-linked derivatives as part of its principal investment strategies, and therefore, will remove the following sentence from the Fund’s principal investment strategies: “The value of such derivative instruments may be linked to the price of hard assets, including commodities or commodity indices.”

      Comment 23:

      For the Initial Class shares of the Van Eck VIP Emerging Markets Fund, revise the portfolio turnover table to reflect that the portfolio turnover is shown for only the “Initial Class”, rather than for “All Classes”.

      Response 23:

      We have decided to replace the portfolio turnover table with the following sentence: “During the most recent fiscal year, the Fund’s portfolio turnover rate was __% of the average value of its portfolio.” We will make this change in the Registrant’s 485(b) filing.

Fund-Specific Comments for Van Eck VIP Multi-Manager Alternatives Fund

      Comment 24:

     Confirm that only the strategies employed by the sub-advisers in the aggregate are disclosed in the “Principal Investment Strategies” section for the Van Eck VIP Multi-Manager Alternatives Fund.

      Response 24:

     Given the nature of the Fund, we do not believe that it is appropriate to disclose the strategies of the sub-advisers only in the aggregate in the Fund’s principal investment strategies. The Fund may regularly change sub-advisers and the allocation of the Fund’s assets among the various sub-advisers, so any strategy identified in the Fund’s principal investment strategies could be a principal investment strategy of the Fund at any given time.

      Comment 25:

      For those strategies that are disclosed as principal strategies of the sub-advisers, corresponding principal risks should also be disclosed for the Van Eck VIP Multi-Manager Alternatives Fund. Specifically, disclose the principal risks related to investments in health care stocks, asset-backed securities, convertible securities and preferred stocks.

      Response 25:

     See our responses to Comments 19 and 21. Also, the sub-adviser that invested in health care stocks as part of its investment strategy is no longer a sub-adviser for the Fund.

      Comment 26:

      Disclose which principal investment strategy of the Van Eck VIP Multi-Manager Alternatives Fund corresponds to the Fund’s “Non-Diversification” principal risk. If there is no such strategy, delete “Non-Diversification” as a principal risk of the Fund.

      Response 26:

      The Fund is a non-diversified fund. We will add the following sentence to the principal investment strategies for the Fund in the Registrant’s 485(b) filing: “The Fund is considered to be “non-diversified” which means that it may invest in fewer securities than a “diversified” fund.”

      Comment 27:

      As active management appears to be a principal investment strategy of the Van Eck VIP Multi-Manager Alternatives Fund, active management should be explicitly disclosed as such under “Principal Investment Strategies” and the risks associated with active management should be disclosed under “Principal Risks”.

      Response 27:

     We believe that the active management of the Fund is already explicitly disclosed in the Fund’s principal investment strategies. We will enhance the Fund’s principal risks by including a “Sub-Adviser Allocation” risk as a principal risk for the Fund.

      Comment 28:

      Enhance the principal risk disclosure of the Van Eck VIP Multi-Manager Alternatives Fund to include disclosure about the risks related to long-only positions, combined long-short positions, and event driven strategies. These risks should be fully discussed in conjunction with the Item 9 disclosure and be summarized in conjunction with Item 4 disclosure.

      Response 28:

     We will add a “Directional and Tactical Trading” risk and an “Event-Driven Trading” risk as principal risks for this Fund in the Registrant’s 485(b) filing.

      Comment 29:

     In the narrative under the “Performance” section in the Van Eck VIP Multi Manager Alternatives Fund prospectus, describe the HFRX Global Hedge Fund Index.

      Response 29:

      This change will be made in the Registrant’s 485(b) filing.

      Comment 30:

     Disclose to the staff why disclosure relating to dividends sold short, in the “Important Information Regarding Dividends Paid on Securities Sold Short and Acquired Fund Fees and Expenses” section is important to investors.

      Response 30:

     We believe that the referenced section is appropriate because it provides investors with additional information about the impact of substitute payments made by the Fund to a securities lender for dividends that the Fund receives on securities it borrowed from the securities lender. While the substitute payments the Fund makes to the securities lender are treated as an expense, such payments are offset by the receipt of actual dividends paid to the Fund on the borrowed securities.

STATEMENTS OF ADDITIONAL INFORMATION (“SAI”) FOR
THE VAN ECK VIP GLOBAL BOND FUND, VAN ECK VIP EMERGING MARKETS
FUND, VAN ECK VIP GLOBAL HARD ASSETS FUND
AND MULTI-MANAGER ALTERNATIVES FUND

      Comment 31:

      In the paragraph “Conditional Use of Selectively-Disclosed Portfolio-Related Information” in the “Portfolio Holdings Disclosure” section of each SAI, clarify the conditions under which the registrant would not impose the duty of confidentiality or the duty not to trade as referenced in the following sentence: “To the extent practicable, each of the Trust’s officers shall condition the receipt of Portfolio-Related Information upon the receiving party’s agreement to both keep such information confidential and not to trade Fund shares based on this information.”

      Response 31:

     We respectfully decline to make the change requested. The conditions under which the Registrant would not impose duties of confidentiality and use cannot be accurately identified in advance and, accordingly, we do not believe such disclosure would be useful to an investor.

      Comment 32:

      Under the sub-section “Adviser” in the “Portfolio Manager Compensation” section, the second sentence reads: “The bonus is based on the quality of investment analysis and the management of the funds for which they serve as portfolio manager.” Supplement this disclosure in each of the SAIs to include the matrix used to assess the “quality” of the investment analysis as required by Item 20(b).

      Response 32:

     The Adviser does not use a specific matrix to determine the “quality of investment analysis”. Accordingly, we respectfully decline to make the change requested.

      Comment 33:

      Confirm that conflicts of interest disclosure is included in each Fund’s SAI as required by Item 20(a)(4), in particular, for each Fund other than the Van Eck VIP Multi-Manager Alternatives Fund.

      Response 33:

      We have confirmed that the requisite disclosure is included in each SAI in the section entitled “Potential Conflicts of Interest” as required by Item 20(a)(4).

      Comment 34:

      Include disclosure in each Fund’s SAI regarding pass-through voting.

      Response 34:

     In each Fund’s SAI, in the section entitled “Description of the Trust”, it states the following:

      “The insurance company separate accounts, as the sole shareholders of the Fund, have the right to vote Fund shares at any meeting of shareholders. However, the Contracts may provide that the separate accounts will vote Fund shares in accordance with instructions received from Contract holders.”

      Comment 35:

      Revise the disclosure of the investment policies and risks to reflect the principal investment strategies of the Funds. Specifically, the investment policies outlined in the SAI for the Van Eck VIP Global Bond Fund, Van Eck VIP Emerging Markets Fund and Van Eck VIP Global Hard Assets Fund should be revised to disclose the principal investment strategies relating to convertible securities and structured notes and the investment policies outlined in the SAI for the Van Eck VIP Multi-Manager Alternatives Fund should be revised to disclose the principal investment strategies relating to arbitrage strategies, initial public offerings, and currency swaps.

      Response 35:

      These changes will be made in the Registrant’s 485(b) filing.

     We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Kimberly K. Vargo

Kimberly K. Vargo

cc:	Joseph McBrien
Jonathan Simon
Laura Martinez
Philip Newman